December 7, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.
Amendment No. 4 to the Registration Statement on Form S-1 File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated November 21, 2011. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 4.

Employment Agreements, page 83

1.	We note from the discussion on page 83 that Mr. Howie’s employment agreement entitles him to receive immediately prior to the offering an option to purchase 135,000 pre-split shares of the company’s common stock. Please tell us and revise MD&A to discuss the number and terms of any stock option grants that the company intends to make in connection with its offering. Also, please tell us and revise MD&A to discuss the aggregate amount of compensation expense that the company expects to recognize in connection with these option grants along with the period over which such expense will be recognized.

Response: The Company acknowledges the Staff’s comment and has revised the MD&A on page 43 to discuss the number of shares subject to and the terms of the stock option grant to Jon Howie. The disclosure has also been supplemented to include the compensation expense the Company expects to recognize and the period over which it will recognize that compensation expense. The Company anticipates that it will grant an option to purchase 20,000 pre-split shares to its recently appointed director, Ira Zecher, concurrently with the grant to Mr. Howie and will make annual incentive equity grants to employees during the first quarter of fiscal 2012. The annual incentive equity grants are expected to be made in amounts generally consistent with past practice, although those amounts have not yet been determined. The Company has supplemented its disclosure to include a discussion of the grant to Mr. Zecher and the grants to the Company’s employees in 2012. Other than the grants discussed above, the Company does not anticipate making any other stock option or other equity grants in connection with this offering.

United States Securities and Exchange Commission

December 7, 2011

Report of the Independent Registered Public Accounting Firm, page F-2

2.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Response: The Company acknowledges the Staff’s comment and undertakes to file a revised report of its independent registered public accounting firm prior to effectiveness of the Registration Statement.

Financial Statements, page F-1

3.	Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised financial statements and related disclosures that give retroactive effect to the reverse stock split prior to effectiveness of the Registration Statement.

Consolidated Statements of Income, page F-4

4.	Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the effect of the conversion of the Company’s preferred stock, prior to effectiveness of the Registration Statement.

5.	Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the deemed issuance of shares required to fund the dividend payment and termination fee, prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

December 7, 2011

Notes to Consolidated Financial Statements, page F-7

Stock-Based Compensation, page F-19

6.	Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

Response: The Company acknowledges the Staff’s comment and undertakes to revise Note 11 to the Company’s annual financial statements and Note 5 to the Company’s interim financial statements to disclose the estimated fair value of the Company’s common stock used to determine the aggregate intrinsic value of outstanding and exercisable options, prior to effectiveness of the Registration Statement.

Chuy’s Holdings Interim Financial Statements for the thirty-nine weeks ended September 25, 2011, page F-27

Consolidated Statement of Stockholders’ Equity, page F-28

7.	We note from your consolidated balance sheet as of September 30, 2011, that shares of common stock subject to a put option have been classified as temporary equity in your financial statements. As temporary equity is considered a component of stockholder’s equity, please revise your consolidated statement of equity to include changes in this component of stockholder’s equity.

Response: The Company acknowledges the Staff’s comment and, as discussed with the Staff, has revised Note 9 to its interim financial statements to provide additional disclosure regarding the changes in “common stock subject to a put option” during the interim period. Management believes, in accordance with the guidance in Article 5.02.27(C) of Regulation S-X, the disclosure regarding these changes should be in a note to the financial statements. Additionally, given the amount of the common stock subject to the put option and that it does not constitute a separate issue of equity securities, the Company believes that disclosure of the changes in common stock subject to a put option in the notes to the financial statements is adequate. As discussed with the Staff, the Company has provided additional disclosure regarding the put option in Note 9, which management believes clarifies the changes to stockholders equity during the interim period.

8.	Also, please tell us and revise Note 9 to disclose the number of shares that are subject to the put option and the specific terms under which these shares may be put to the company during the period from June 15, 2012 through August 12, 2012. Also, please tell us and explain in Note 9 how you determined the fair value of the shares that are subject to the put option. We may have further comment upon review of your response.

United States Securities and Exchange Commission

December 7, 2011

Response: The Company acknowledges the Staff’s comment and has revised Note 9 to its interim financial statements to provide additional information about the put option. Currently, 83,334 pre-split shares of common stock are subject to the put provision of the settlement agreement between the Company and a former director. At any time during the period from June 12, 2012 to August 13, 2012, the former director may require the Company to purchase all or a portion of those shares at a price of $5.25 per pre-split share. The fair value of the shares subject to the put was determined by adding $70,000, the excess of the aggregate put price of the shares over the aggregate fair value of the shares at the issue date, discounted for the period from the issued date through the expected exercise date to $356,000, the aggregate fair value of the stock at the date of the settlement agreement, for a total fair value at the issue date of $426,000. The pre-split fair value per share of the stock at the date of the settlement agreement ($4.27) was determined by the most recent quarterly contemporaneous valuation performed by the board of directors. The Company will revise the disclosure in Note 9 to reflect the number of shares and the purchase price of the shares following the reverse stock split.

Other

9.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

Response: The Company acknowledges the Staff’s comment and has provided a currently dated consent of the independent registered accountant with Amendment No. 4. The Company advises the Staff that, in any future amendments to the Registration Statement, the Company will provide a currently dated consent.

United States Securities and Exchange Commission

December 7, 2011

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Exhibit (via overnight delivery)

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.

Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.

Sharon A. Russell, Chief Administrative Officer and Former Chief Financial

Officer, Chuy’s Holdings, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP